Exhibit 2

RINKER	News Release

Rinker raises profit expectations

Rinker Group Limited (Rinker) today announced that profit for the year ended 31 March 2005 would be higher than expected, due primarily to continuing strong performance in its major US markets.

Earnings before interest and tax (EBIT) for the full year is now expected to be up between 46% and 48% on the previous year, in US$, for the US subsidiary Rinker Materials Corporation, and around 20% higher, in A$, for the Australian subsidiary, Readymix.

This is an upgrade on previous guidance for the US operations. Readymix profit expectations are unchanged.

As a result, net profit after tax is expected to be around US$430 million, an increase of around 45% on the previous year (around A$580 million in A$, up approximately 36%).

These estimates are based on preliminary unaudited results.

Rinker Chief Executive David Clarke said that the upward revision is due to a particularly strong fourth quarter for Rinker Materials, with US$ EBIT expected to be up between 85% and 90% on the previous corresponding quarter. The result includes the previously-announced US$8 million gain on the sale of the polypipe business in February this year.

“This reflects continuing strength and volume increases in Florida and Arizona, successful margin management despite higher costs, and ongoing productivity initiatives across the business,” said Mr Clarke.

Group net debt at year end is expected to be around US$280 million, a reduction of US$136 million over the fourth quarter. Free cash flow continues to be strong, although expected to be down 3-7% from the prior year’s result of US$441 million, principally due to volume-driven increases in working capital.

The Rinker board will determine the final dividend at its meeting in May, when it reviews and considers the full audited annual results.

Outlook

Construction activity remains strong in both the US and Australia. In the US, commercial construction continues to strengthen — albeit from rather depressed levels in recent years — while infrastructure construction remains at high levels and the next six year federal transportation spending legislation nears completion. Housing remains strong, particularly in Rinker Materials’ key markets, where many customers report lengthy backlogs.

In Australia, housing continues to weaken amid indications that it may be close to bottoming, while commercial and infrastructure continue at strong levels.

“Whilst we are trading at very strong levels in the US and Australia, our expectations for the current year results (year end March 2006) are that we will deliver some further improvement. We expect around 15% growth in trading EBIT for Rinker Materials in US$, while Readymix profit should be steady in A$,” said Mr Clarke.

These profit estimates are prior to the application of the new international accounting standards (A-IFRS).

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. For the year ended 31 March 2004, Rinker’s annual trading revenue was over US$3.7 billion, and EBIT was almost US$500 million. Market capitalization is around US$8 billion. Rinker has over 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546). Email: dstirling@rinker.com.au

This news release contains a number of forward-looking statements. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, which could cause actual results to differ materially from those in the forward looking statements. Those risks, uncertainties and other factors include: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the US Securities and Exchange Commission.

8 April 2005	RIN 11-05